[SEC CORRESPONDENCE]

NEW ULM TELECOM, INC.

27 North Minnesota Street

New Ulm, Minnesota 56073

February 8, 2008

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	NEW ULM TELECOM, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

FILED MARCH 28, 2007

FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30 AND SEPTEMBER 30, 2007

FILE NO. 0-3024

Ladies and Gentlemen:

New Ulm Telecom, Inc. (the “Company”) has received your comment letter dated January 9, 2008 in regard to the above referenced filings. The Company’s responses follow the comments included in your letter, which are presented in boldface type.

Form 10-K for the year ended December 31, 2006

Financial Statements of Hector Communications Corporation

Note 2 – Acquisition of Hector Communications Corporation, page 66

SEC Comment

1.

We note your response to prior comment 7. Tell us the level of churn specific to HCC’s ILEC companies could substantiate its preliminary estimate of useful life of the customer relationship intangible asset. It is unclear why HCC believes it is appropriate to assign an estimated useful life based on the upper end of the accounting studies when historical churn data is available. Please advise. Further, tell us how HCC considered paragraph 11 of SFAS 142 in determining the useful life. Finally, tell us whether HCC has finalized its estimate of the useful life and how it was determined.

Company Response

1.

The Company includes in its 10-K filing the audited financial statements of Hector Communications Corporation as a significant subsidiary. The Company has conferred with HCC’s Accounting department for a response to this item.

As HCC evaluated the life of its customer relationship intangible, it preliminarily estimated the useful life of the intangible asset to be 15 years, at the upper end of the useful life of the customer relationship intangible assets as determined in various accounting studies. Specifically, SFAS 142, paragraph 11 was used to make a preliminary determination of the useful life to HCC of its intangible asset based on expected future cash flows to HCC. In addition, due to the relative stability of the customer base with net annual customer loss of 1% or less for December 31, 2004, December 31,2005, and June 30, 2006, a preliminary life of 15 years was determined to be appropriate as the expected minimum useful life of the intangible, until an independent valuation could be completed by JSI Capital Advisors, LLC (“JSI”).

At this time, HCC is working with JSI to complete its valuation and make a final determination as to the useful life of the intangible. HCC expects to receive the final report from JSI for its review by the end of February 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this correspondence, please contact me at (507) 233-4252.

Very truly yours,

/s/ Nancy Blankenhagen
Nancy Blankenhagen Chief Financial Officer